NEWS RELEASE

RepliCel Announces Material Patent Milestones in Key Markets

New DermaPrecise™ patent application and patents granted for tendinopathy and skin rejuvenation technologies in key markets

 VANCOUVER, BC, CANADA – 4 August 2022 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing novel, next-generation injection technologies as well as cell-based regenerative medicine products in aesthetics and orthopedics, is pleased to announce the granting of several patents covering novel aspects of the DermaPrecise™ product portfolio, as well as the granting and/or allowance of four other patent applications for its skin rejuvenation and tendon regeneration technologies.

RepliCel has now been granted patents for DermaPrecise™ by the patent offices in the Unites States (Patent No. 11,311,684) and Japan (Patent No. 6718472B2), both of which are key, near-term markets for RepliCel’s cell therapies and the DermaPrecise™ product line.  RepliCel has also received a notice of allowance in New Zealand for a corresponding patent application.

“RepliCel has a growing number of allowed and granted patents globally with respect to its innovative DermaPrecise™ injector, control unit and consumables,” stated RepliCel President and CEO, R. Lee Buckler. “With the positive results we are now seeing in testing of the DermaPrecise™ injection system, we continue to generate patentable innovations which serve to strengthen the clinical and commercial value of this next-generation injection technology.”

Additionally, RepliCel has been granted:

•	in relation to its RCS-01, regenerative cell therapy for skin rejuvenation, a patent in New Zealand (Patent No. 715905) and a notice of allowance in Mexico on a related application;
•
in relation to its RCT-01 cell-based regenerative medicine for the treatment of chronic tendinopathy, a patent in South Africa, and a notice of allowance on a corresponding application in China, where the product has been licensed and is being co-developed by RepliCel’s partner for Greater China.

About the DermaPrecise Product Line

The DermaPrecise™ Injector is an electronic injection system designed to offer new levels of control over any injection into the intro-dermal and subcutaneous layers for which precision of depth, dose and/or delivery matters.

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About RepliCel's Skin and Tendon Programs

Both RepliCel’s cell-based skin rejuvenation product (RCS-01) and its cell-based tendon regeneration product (RCT-01) have been the subject of successful phase 1 clinical studies. RepliCel is currently preparing for next-phased clinical testing and commercialization of two cell-based regenerative medicines in Japan. In China, RepliCel’s partner, YOFOTO China Health Company, is currently preparing for phase 2 studies in China of these same therapies in collaboration with RepliCel.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 has been the subject of successful safety and dose-finding clinical studies and is now the subject of its third clinical study evaluating efficacy for the treatment of male and female hair loss due to androgenetic alopecia. This ongoing study is being funded by Shiseido Company Limited pursuant to a license agreement which has now been terminated but is the subject of an arbitration regarding Shiseido’s rights to the product for Asia. RepliCel maintains the undisputed rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device (DermaPreciseTM) and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPrecise™ device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. Please visit replicel.com for additional information.

      Notable Facts:

•	RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents.

•
RepliCel now has key strategic regional partners each of which are now investing heavily in the further clinical testing and development of RepliCel's products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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